

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 27, 2006

James Ketner
President, Chief Executive Officer and Chairman
Ketner Global Investments, Inc.
1100 North University Avenue, Suite 135
Little Rock, Arkansas 72207

> **Re:** **Ketner Global Investments, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-139015**
> **Filed November 30, 2006**

Dear Mr. Ketner:

We have limited our review of your filing to the narrative portions of the document and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It does not appear that your accounting firm, Masotti & Masotti, LLC is registered with the PCAOB. Please be advised that, in accordance with Auditing Standard No. 2, your auditors must be registered with the PCAOB in order to perform any audit or review work after the date your registration statement is filed. Please advise us of the status of Masotti & Masotti, LLC's registration with the PCAOB.

2. Please revise your filing to include audited financial statements. Please be advised that:

    ▪ If the registration statement is declared effective before February 14, 2007, it will be required to include audited financial statements as of a date less than

135 days before the initial filing date of the registration statement or

▪ If the registration statement is declared effective after February 14, 2007, it will be required to include audited financial statements as of and for the year ended December 31, 2006.

Also, please ensure that you include a currently dated, conformed signed consent from your accountants. Refer to Item 310 of Regulation S-B.

Summary Information, page 31
Business

3.   Please provide more detailed disclosure regarding the types of engineering and management consulting services that you provide and what aspects of the automotive and aircraft industries you consult on. Disclose the number of clients you currently have.

Risk Factors, page 5

4.   Please include risk factor disclosure relating to the following:

▪ Your common stock is not quoted on the OTCBB and no market may ever develop (we note the disclosure on page 8);
▪ Risks resulting from conducting operations in other countries (we note your statement on page 3 regarding your business plan for South American markets);
▪ Risks relating to government regulations;
▪ Risks relating to liability you may incur in connection with your consulting work;
▪ Risks relating to any equity or other investments you may make in other companies in accordance with your business plan;
▪ Risks relating to your competition;
▪ Business risks including implementation of your business plan and your ability to enter into additional consulting agreements;
▪ The fact that you only have one client the loss of which would delete all current revenue sources; and
▪ Your ability to raise additional funds and how this will affect your operations;

Sales of our common stock not issued under the Standby Equity Distribution Agreement or the Placement Agent Agreement…, page 6

5.   At an appropriate section of the prospectus, please describe the material terms of these two agreements. Clarify whether the selling shareholders in this offering purchased their

common stock under these agreements. If so, please file these agreements as exhibits pursuant to Item 601(b)(4) of Regulation S-B.

Selling Shareholders, page

6.   Please describe the transaction(s) in which the selling shareholders acquired their shares including the date(s).

7.   Please disclose the percentage of outstanding shares of common stock that each selling shareholder owns.

Description of Business, page 12

8.   Please provide more detailed disclosure regarding the phases of your business plan and how you plan to implement it. For example, discuss the steps you are taking to seek and enter into additional contacts and discuss your business plans for entering into contracts in South America and what countries and companies you will target.

9.   Please provide more details regarding the agreement you entered into with Dassault Falcon Jet. For example, we note from page 14 that Dassault is ordering additional jets which could provide you with consulting work lasting until 2014. What relation does ordering more jets have with your consulting work? What aspects of their business will you consult on?

10.   Please file the Dassault agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. Please also file any other material contracts not made in the ordinary course of business.

Plan of Operations, page 14
Operations

11.   In your discussion regarding hoping to raise additional funds, please describe how much funding you will need for continued growth and your anticipated timing requirements for this funding. Please provide appropriate risk factor disclosure also.

12.   We note the following disclosure: "loans from management described below," however we cannot locate any disclosure relating to management loans. Please disclose the terms of any management loans under "Certain Relationships and Related Transactions."

Certain Relationships and Related Transactions, page 15

13.   Please delete the statement "except as set forth above" since we cannot locate any other disclosures regarding related transactions.

Executive Compensation, page 18

14.   Please confirm that you have not made any options grants.

Balance Sheet, page F-1

15.   It appears that your total assets are not equal to the sum of your liabilities and stockholders' equity. Please revise as appropriate.

Statement of Operations, page F-2

16.   Please include earnings per share data and all related disclosures as required by SFAS 128.

Statement of Cash Flows, page F-4

17.   Please revise your statement of cash flows to classify each item as either an operating, investing or financing activity. Your current categories of cash flows from sale of company stock and cash flows from member's contributions do not comply with the guidance in SFAS 95. In addition, please disclose all non-cash investing and financing activities as required by SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-5
General

18.   Please include a description of the specific nature of your prepaids and other current assets. In this regard, please confirm to us that this balance does not include any deferred offering costs. Please be advised that since you will not receive any proceeds from the offering, all offering costs are required to be expensed as incurred.

19.   Please include a description of the terms of your notes payable.

20.   Please disclose whether your historical financial statements include compensation expense for your employees. Please also disclose whether you intend to enter into any employment agreements with your employees.

Revenue Recognition

21.   Please include a specific and comprehensive discussion of your current revenue recognition policy. In addition, please explain to us how you determine the fair value of undelivered elements. Refer to EITF 00-21.

Note 4. Stockholders' Equity

22.   We note your disclosure that you sold 349,340 shares of common stock for proceeds of $20,588. It is unclear to us how the amount of proceeds reconciles to your Balance Sheet. Please explain.

23.   Please include a description of the nature and terms of your member's equity balance.

Exhibits, page 25

24.   Please file an opinion of counsel on the legality of the shares as required by Item 601(b)(5) of Regulation S-B.

Undertakings, page25

25.   Since you are not relying on Rules 430A or B, please delete the last paragraph or otherwise advise us as to why you have included this undertaking.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

James Ketner
Ketner Global Investments, Inc.
December 27, 2006
Page 6

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with other questions.

       Sincerely,

       Jennifer R. Hardy
       Legal Branch Chief